02057691

P.E.
9/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

CANADIAN EMPIRE EXPLORATION CORP.
(Translation of registrant's name into English)

#1407 – 675 West Hastings Street, Vancouver, British Columbia, Canada V6B 1N2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northern Crown Mines Ltd.
(Registrant)

Date: September 4, 2002

By ______________
John S. Brock, President

*Print the name and title under the signature of the signing officer.

Canadian Empire Exploration Corp.
(Formerly Northern Crown Mines Ltd.)

1407 – 675 West Hastings Street
Vancouver, B.C. V6B 1N2
Ph: 604-687-4951, Fax: 604-687-4991

Press Release #02-18
September 4, 2002

TSX Venture Exchange: CXP

Canadian Empire Launches Website @ canadianempire.com

Canadian Empire Exploration is please to announce the launch of it's new website at www.canadianempire.com. The website contains comprehensive information on the Company's drill programs and properties, as well as financial, management, corporate info, stock quotes, and links to related websites.

Canadian Empire currently has three active exploration programs underway, 2 of which are being drilled. The third program is set to commence drilling in mid-September.

For up-to-date information, visit Canadian Empire's Website at www.canadianempire.com

John S. Brock, President
Canadian Empire Exploration Corp.